

SECURITI[illegible] SION

07001732

Rec'd 5/22/07

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

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SEC FILE NUMBER
8-66619

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foresight Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 2 2007
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kutchins Robbins & Diamond Ltd

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORESIGHT INVESTMENTS, LLC

COPY

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

1101 PERIMETER DRIVE, SUITE 760 ■ SCHAUMBURG, IL 60173 ■ TEL 847.240.1040 ■ FAX 847.240.1055 ■ www.krdcpas.com



KUTCHINS
ROBBINS &
DIAMOND,
LTD.

Independent Auditors' Report

To the Members of
Foresight Investments, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Foresight Investments, LLC (an Illinois limited liability company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresight Investments, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Kutchins, Robbins, & Diamond, Ltd.

Schaumburg, Illinois
February 26, 2007

FORESIGHT INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	160,333
Commissions receivable		99,928
Miscellaneous receivables		3,670
Prepaid expenses		19,266
Total current assets		283,197
PROPERTY AND EQUIPMENT		
Office equipment		1,865
Less: accumulated depreciation		(113)
Net property and equipment		1,752
OTHER ASSETS		
Security deposit		5,151
	$	290,100

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	580
Accrued payroll		3,477
Commissions payable		66,932
Total current liabilities		70,989
MEMBERS' EQUITY		219,111
	$	290,100

See accompanying notes to financial statements.

FORESIGHT INVESTMENTS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commissions	$	1,067,837
Principal transactions		135,837
Interest income		6,599
Reimbursed broker expenses		13,891
Rental income		33,437
Rebates		158,267
Fund trailers		74,369
Annuity income		6,697
		1,496,934
EXPENSES:		
Employee compensation and benefits		607,322
Commissions		437,581
Broker fees		243,661
Insurance		3,485
Depreciation expense		113
Professional fees		11,225
Telephone		13,045
Computer expense		4,912
Office expense		2,836
Office supplies		7,105
Postage and delivery		6,904
Quotes		21,008
Regulatory fees		22,174
Rent and utilities		65,352
Miscellaneous expense		9,327
		1,456,050
NET INCOME	$	40,884

See accompanying notes to financial statements.

FORESIGHT INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

BALANCE, DECEMBER 31, 2005	$	178,227
Net income		40,884
BALANCE, DECEMBER 31, 2006	$	219,111

See accompanying notes to financial statements.

FORESIGHT INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	40,884
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		113
Change in assets and liabilities:		
Commissions receivable		(6,308)
Miscellaneous receivables		(3,670)
Prepaid expenses		1,059
Security deposit		(5,151)
Accounts payable		(160)
Accrued payroll		231
Commissions payable		8,662
Net cash provided by operating activities		35,660
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office equipment		(1,865)
Net cash used in investing activities		(1,865)
NET INCREASE IN CASH AND CASH EQUIVALENTS		33,795
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		126,538
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	160,333

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Foresight Investments, LLC (Company), was organized in the state of Illinois in accordance with the Illinois Limited Liability Act on April 10, 2002. The Company is a registered securities broker-dealer conducting its business on a fully disclosed basis. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). As a limited liability company, members' liability is limited.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results could differ from those estimates.

Cash equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents

Securities transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company has no allowance for doubtful accounts as management considers all commissions receivable to be fully collectible.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on a five year estimated useful life.

Income taxes

The Company is a limited liability company which is treated as a partnership for tax purposes and therefore is not a taxpaying entity for federal income tax purposes. Therefore, no income tax expense has been recorded in the statements. Income is taxed to the members in their individual returns. The Company is subject to Illinois state replacement taxes.

2. COMMITMENTS

Operating lease

On May 1, 2006 the Company entered into an operating lease for two office suites which expires on July 31, 2009. The lease contains a three year option, which can be exercised at the discretion of the tenant. Monthly base rentals are on an escalating scale throughout the lease. The monthly base rental for 2006 was $5,572. Rent expense for the year ended December 31, 2006 was $66,352. Future minimum rentals required under the lease for the year ending December 31, 2007 total $62,290 for 2008 total $63,864, and for 2009 total $41,005. The Company is subleasing some of its office space to traders under month to month agreements. Total minimum future rental payments have not been reduced by sublease rentals to be received in the future.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 - 1), which requires the maintenance of minimum net capital of $100,000.

4. FINANCIAL INSTRUMENTS

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration of credit risk arising from cash deposits in excess of insured limits

The Company maintains its cash balances in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balance was $41,926.

Concentration of credit risk arising from revenue and commissions receivable

For the year ended December 31, 2006 revenue from one major customer aggregated approximately 93% of the Company's total revenues. Commissions receivable due from this customer was $99,928 at December 31, 2006.

Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934

As of December 31, 2006

FORESIGHT INVESTMENTS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL		
Total members' equity	$	219,111
Deductions and/or charges:		
Nonallowable assets:		
Miscellaneous receivables		3,670
Prepaid expenses		19,266
Property and equipment, net		1,752
Security deposit		5,151
Net capital	$	189,272
AGGREGATE INDEBTEDNESS		
Accounts payable	$	580
Accrued payroll		3,477
Commissions payable		66,932
	$	70,989
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	4,733
Minimum dollar net capital required		100,000
Net capital requirement (greater of the two)		100,000
Excess net capital	$	89,272
Excess net capital at 1000%	$	182,173
RECONCILIATION TO UNAUDITED FORM K-17A-5 PART III		
Net capital reported above	$	189,272
Haircuts on securities - general money market fund		(706)
Audit adjustment to record change in accrued payroll		231
Net capital - per form X-17A-5 Part IIA	$	188,797

See independent auditors' report.

Certified Public Accountants' Supplementary
Report on Internal Control (Continued)

A *control deficiency* exists when the design or operation of a control doe not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, or report financial data reliably in accordance with generally accepted accounting principles such that there is a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kutchins, Robbins, & Diamond, Ltd.

Schaumburg, Illinois
February 26, 2007

END